PROLOAN MASTER AGREEMENT

THIS PROLOAN MASTER AGREEMENT (the "Agreement") entered into this ____ day of _____________, 2003, by and between Builders Fixed Income Fund, Inc., a Maryland corporation (the "Fund") with its principal place of business at 218 Henry Ave, Manchester, MO 63011, and _______________________________________________________ (“Lender”), a national banking association with its principal place of business at ______________________.

WHEREAS, the Fund is registered as an open-end management investment company pursuant to the Investment Company Act of 1940;

WHEREAS, the Fund is designed to provide institutional investors with the opportunity to invest in an investment grade fixed income portfolio while also promoting employment in the housing construction trade and related industries through the ProLoan program, a coordinated effort involving home builders, mortgage lenders and organized building trade unions.

WHEREAS, Lender desires to offer ProLoan home mortgage loans to individuals whose homes are substantially union-built and newly constructed or substantially renovated, which loans have an extended interest rate protection period to allow time for construction or substantial renovation of the borrower’s home ("ProLoans") according to the terms of this Agreement, and to submit such ProLoans to GNMA, FNMA or FHLMC for the appropriate government agency’s guarantee and to be securitized;

WHEREAS, the Fund desires to purchase from Lender GNMA Certificates, FNMA Certificates and FHLMC Gold Participation Certificates (collectively, “Mortgage-Backed Securities”) secured by ProLoans, and Lender is willing to sell such Mortgage-Backed Securities to the Fund; and

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties to this Agreement agree as follows:

I.   PROLOAN ORIGINATION
A.   ProLoans. As used herein, a ProLoan is a home mortgage loan originated by Lender with respect to a single- or multi-family home that will be newly constructed or substantially renovated by a contractor and/or subcontractor(s) approved by Capital Mortgage Management, Inc., the Fund's manager (the "Manager"), in a subdivision or other site approved by the Manager, that is eligible to be guaranteed by the Government National Mortgage Association (“GNMA”), the Federal National Mortgage Association (“FNMA”) or the Federal Home Loan Mortgage Corporation (“FHLMC”) and that has an extended interest rate protection period, typically up to 180 days, to allow time for construction or renovation of the borrower’s home. Single family homes shall include PUD units or condominiums which have received all applicable project approvals from GNMA, FNMA and/or FHLMC. To the extent the above description of a ProLoan differs from the description contained in the Fund's then current registration statement on Form N-1A, as filed with the Securities and Exchange Commission, the Fund’s registration statement shall govern the terms of this Agreement.

B.   Rate Schedule. The Fund's subadviser, Principal Global Investors, LLC (the "Subadviser") shall establish and transmit via facsimile to the Lender no less than weekly a schedule of the ProLoan interest rate and the discount points ("Rate Schedule") at which the Lender shall offer ProLoans for the time period specified in the Rate Schedule. The Rate Schedule shall be transmitted on the day of the week set forth in the Terms Sheet, as amended from time to time, and incorporated herein by reference. A Rate Schedule shall remain in effect for a period of seven (7) calendar days, unless the Lender receives via facsimile a new Rate Schedule from the Subadviser prior to that time. The Subadviser may change a Rate Schedule at any time while it is in effect by facsimile notice to the Lender, which notice shall be effective upon receipt by the Lender. As used herein, "interest rate" shall mean the ProLoan interest rate payable by a borrower and "discount points" shall mean the percentage of the principal amount (if any) of a ProLoan charged to the borrower by the Lender at closing and taken into account in calculating the Bid Price (as defined in the Terms Sheet).

C.   ProLoan Applications. Lender hereby agrees to offer ProLoans to qualified home buyers with the interest rate and discount points specified in the current Rate Schedule in effect on the "Rate Determination Date," which shall be the date on which the Lender receives payment of the ProLoan commitment fee in good funds from the borrower. Lender shall accept and process ProLoan applications according to its usual and customary procedures for accepting and processing other mortgage loans originated by Lender.

D.   ProLoan Reports.

   (1)   Notice of Initial Application. In order to receive the interest rate effective on any business day, Lender shall transmit to the Manager, via facsimile or e-mail by no later than12 noon central standard time (“CST”) on that day, the following information: (1) copy of any ProLoan application(s) accepted by Lender; (2) Residential Contractor Form, a copy of which is attached as Exhibit A and incorporated by reference herein; and (3) copy of borrower’s check for the ProLoan Commitment Fee, as described on the Terms Sheet. ProLoan applications received after this cut-off time will receive the interest rate in effect on the next business day.

   (2)   Daily Reports. Each business day by no later than 12 noon CST, Lender also shall transmit to the Manager any new or changed information from the previous 24 hours, including: (1) changes in the interest rate or principal amount of any ProLoan; (2) any extension of interest rate protection or any float-down allowed with respect to a ProLoan; (3) notice of any ProLoan that has closed; and (4) the trade and settlement dates of any ProLoan sold prior to securitization or pooled for securitization.

   (3)   Monthly Reports. By no later than the date set forth in the Terms Sheet, the Lender shall transmit to the Manager via facsimile or e-mail a monthly status report on all of the unclosed ProLoans originated by Lender, including at least the following information: (a) the name of each borrower who has submitted a ProLoan application that month and the principal amount of the ProLoan; (b) the ProLoan Commitment Fee paid by each borrower; (c) the interest rate and points for each ProLoan; and (d) expected closing date of each ProLoan.

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E.   ProLoan Commitment Fee. On the date that a borrower submits a ProLoan application, the borrower shall pay to the Lender a ProLoan Commitment Fee as specified in the Terms Sheet. Lender shall remit the aggregate amount of all ProLoan Commitment Fees received by the Lender during the previous week to the Fund weekly, on the day of the week set forth in the Terms Sheet. The Fund shall not be committed to acquire any Mortgage-Backed Securities secured by ProLoans until the Lender has received ProLoan Commitment Fees in good funds for those ProLoans. The ProLoan Commitment Fee shall be credited by the Fund to the borrower’s account with Lender at the closing of the ProLoan as required by its terms. If a ProLoan is not closed within the (90), (180), or (270) day interest rate protection period (plus any extensions thereof approved in advance by the Subadviser), the Fund shall retain for its own account the ProLoan Commitment Fee.

F.   Limitation on Fees and Expenses: Lender shall not charge a borrower any amount in connection with the origination of a ProLoan other than the following: (1) the discount points set forth on the most current Rate Schedule; (2) the ProLoan application processing fee set forth in the Terms Sheet; (3) the ProLoan Commitment Fee set forth in the Terms Sheet; (4) such other fees as may, from time to time, be set forth in the Terms Sheet; and (5) customary closing expenses.

G.   ProLoan Underwriting Standards. Each ProLoan shall be underwritten by Lender in accordance with all published underwriting guidelines of GNMA, FNMA and FHLMC, as applicable, and shall be guaranteed by the Lender to be in conformance with all state and federal laws, rules and regulations governing mortgage loans of such type. All ProLoans will be originated, processed, underwritten and closed by qualified loan officers of the Lender.

H.   Securitization. With respect to ProLoans that are closed within (90), (180) or (270) day period after the Rate Determination Date, as defined in the Terms Sheet, the Lender shall submit a pool of ProLoans to GNMA, FNMA or FHLMC, as appropriate, for the government agency's guarantee and to be securitized. In the event that a ProLoan is not closed within the (90), (180) or (270) day interest rate protection period, the interest rate and discount points applicable to such ProLoan must be approved by the Fund's Subadviser, prior to the end of the (90), (180) or (270)-day period, failing which the loan will cease to be a ProLoan. The Subadviser, in its sole discretion, may grant the borrower an extended interest rate protection period as described in the Terms Sheet.

Lender shall keep the Manager and the Subadviser informed daily via facsimile of any Proloans closed by the Lender, including number of unclosed ProLoans, principal loan amount and other terms. The Lender shall give its best advice and recommendations to the Subadviser as to the most advantageous packaging and/or sale of ProLoans and timing of submission for securitization or sale of such Loans to GNMA, FNMA or FHLMC, and shall act in accordance with the decision of the Subadviser as to all such matters.

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I.   Float-Down Fee. In the event that, prior to closing, the ProLoan interest rate specified in the Rate Schedule during the Float-Down Window, as described in the Terms Sheet, would be more favorable to the borrower than the interest rate set on the Rate Determination Date, the Subadviser may, in its discretion, approve terms and conditions upon which the borrower's interest rate may be lowered for an additional Float-Down Fee from the borrower as described in the Terms Sheet. The Lender must receive prior approval from the Subadviser before allowing any float-down.

J.   Bid Price.   The Bid Price with respect to each ProLoan shall be calculated and paid in the manner set forth on the Terms Sheet.

K.   Servicing Rights. The Lender shall acquire servicing rights to a ProLoan on the date that the ProLoan closes. Lender shall pay to the Fund a Servicing Release Fee in the amount and on the date as set forth on the Terms Sheet.

II.   PURCHASE AND DELIVERY OF MORTGAGE-BACKED SECURITIES

A.   Obligations of Lender. Lender hereby agrees to procure for the Subadviser, on a best efforts basis, Mortgage-Backed Securities secured by ProLoans in such quantities as the Subadviser may in its absolute discretion request from time to time.

B.   Permissible Mortgage-Backed Securities. GNMA or FNMA Certificates or FHLMC Gold Participation Certificates delivered to the Fund hereunder by the Lender shall be guaranteed as to the timely payment of interest and principal by GNMA, FNMA or FHLMC, respectively, and shall be backed exclusively by ProLoans. Such Mortgage-Backed Securities shall be issued according to the GNMA, FNMA or FHLMC Sellers' and Servicers' Guide, as appropriate.

C.   Fund's Requests for Origination. The Fund may request that the Lender originate ProLoans at such times, and in such amounts, as the Fund may specify in its discretion. Each request for origination shall be given on a Certificate in substantially the form of Exhibit B attached hereto, and incorporated herein by reference, which shall specify a total aggregate principal face amount of ProLoans to be originated. The terms and conditions set forth in this Agreement shall be applicable to, and incorporated in, each Certificate submitted by the Subadviser on behalf of the Fund as provided herein. The Lender shall signify its acceptance of each Certificate by countersigning and returning a copy of the Certificate. Upon acceptance, each Certificate shall constitute a binding agreement between the Fund and the Lender for the purchase and sale of Mortgage-Backed Securities secured by the ProLoans originated by Lender in accordance with the terms of this Agreement and the Certificate. The Fund may withdraw a Certificate by written notice to the Lender.

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D.   Acceptance of Certificate. Upon acceptance of a Certificate, the Lender will employ its best efforts, skill and expertise in compliance with all terms and conditions of the Certificate and this Agreement, to market, originate, package and sell sufficient ProLoans to GNMA, FNMA and FHLMC to procure issuance by the appropriate government agency of Mortgage-Backed Securities secured by ProLoans in the dollar amount specified in the Certificate. Each order may be filled within a certain tolerance of the principal amount as specified by the Subadviser in the Certificate. The principal face amount of each issue of Mortgage-Backed Securities shall not be less than $1,000,000, unless the Subadviser agrees, in its discretion, to accept a smaller denomination because of market conditions.

E.   Delivery of Securities. Delivery of Mortgage-Backed Securities shall mean delivery in book-entry form to the Fund's custodial bank (the "Custodian") within 60 days after the underlying ProLoans have closed (the “Delivery Date”). The time of delivery shall be the time when the Custodian receives confirmation from the Federal Reserve Bank that the Fund's account has been credited with an issue of Mortgage-Backed Securities. Each issue of Mortgage-Backed Securities delivered to the Fund hereunder must be accompanied by a schedule of the ProLoans securing such Mortgage-Backed Securities.

F.   Delivery Price. For each issue of Mortgage-Backed Securities delivered to the Fund hereunder, the Delivery Price shall be equal to the weighted average Bid Price of the underlying ProLoans, multiplied by the principal face amount of such ProLoans. By way of example only, the Delivery Price of two ProLoans would be calculated as set forth below, assuming one such ProLoan has a principal amount of $100,000 and a Bid Price of 99%, and the second ProLoan has a principal amount of $150,000 and a Bid Price of 98%:

(100,000 x 99) + (150,000 x 98)	=	24,600,000	=	98.4%
100,000 + 150,000		250,000

G.   Payment for Securities. Payment for all Mortgage-Backed Securities delivered hereunder shall be due and payable by the Fund on the Delivery Date. Payment shall be in the amount of the Delivery Price, subject to any adjustments agreed upon by the Lender and the Subadviser, together with an amount equal to the interest accrued on the Mortgage-Backed Securities and unpaid at the date of delivery, less the amount of any principal paid on account of such Mortgage-Backed Securities prior to the date of delivery. The Fund may refuse to accept delivery of, or to purchase, any issue of Mortgage-Backed Securities that is not delivered prior to the time of the first payment of principal or interest thereon by the issuing agency.

H.   Failure to Deliver. In the event that the Mortgage-Backed Securities requested are not delivered to the Fund on the Delivery Date, the Lender shall be liable to the Fund for an amount equal to all interest that would have been due and payable on the ProLoans after the closing date, had timely delivery been made. The Fund shall not be obligated to accept an issue of Mortgage-Backed Securities after the Delivery Date and, instead, may retain for its own account the ProLoan Commitment Fees for the underlying ProLoans.

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I.   Fund's Option to Purchase or Sell. In its sole discretion, the Subadviser shall direct Lender to take one of the following actions with respect to a ProLoan within 60 days after the closing date of the ProLoan:

(1) Delivery to Fund. The Lender may deliver Mortgage-Backed Securities secured by ProLoans to the Fund;
(2) Cash Sale. At the direction of the Subadviser, the Lender will sell the ProLoan in the marketplace and deliver to the Fund cash in an amount equal to the positive difference, if any, between the sales price and the Bid Price; provided, however, that if the sales price is less than the Bid Price, the Fund shall pay the difference to the Lender.
(3) Delivery to Third Party Buyer. The Fund may sell Mortgage-Backed Securities that it has committed to purchase to a third party buyer. The Fund may assign to the Lender its obligation to deliver Mortgage-Backed Securities to the buyer. At the Subadviser’s request, Lender will execute a Trade Assignment Agreement with the third party buyer and deliver such Mortgage-Backed Securities directly to the buyer on the Fund’s behalf.
(4) Consolidation. The Su-adviser may direct Lender to deliver a ProLoan to a third-party lender designated by the Subadviser who will consolidate the ProLoan with an existing pool of similar ProLoans.

III.   TERMINATION AND NOTIFICATION

A.   Termination. This Agreement shall terminate upon the occurrence of any of the following events:

   (1)   The Fund ceases to be a registered investment company under the Investment Company Act of 1940;

   (2)   The bankruptcy of the Lender; or

   (3)   The mutual agreement of both parties to terminate this Agreement upon thirty (30) days written notice to the non-terminating party.

B.   Modification and Waivers. This Agreement may be amended, modified, superseded, canceled, renewed or extended, and the terms and conditions hereof may be waived, only by a written instrument signed by the parties or, in the case of a waiver, by the party waiving compliance.

IV.   MISCELLANEOUS

A.   Dispute Resolution. Any controversy or claim arising out of or relating to this Agreement, its interpretation or its enforcement shall be submitted to arbitration in St. Louis County, Missouri. Such arbitration shall be governed in accordance with the commercial arbitration rules of the American Arbitration Association then in effect in that area. The parties hereto consent to the jurisdiction and venue of the Circuit Court of St. Louis County, Missouri and the United States District Court for the Eastern District of Missouri for the entry of judgment relating to any award of the arbitrator or for the issuance of any injunction or compulsion of specific performance pursuant to this Section IV.A. Notwithstanding the foregoing, the parties recognize that irreparable injury will result to their business and property in the event of the breach of this Agreement. Therefore, the parties agree that in the event any party actually or anticipatorily breaches this Agreement, the other parties shall be entitled, in addition to any other remedies and damages available, (1) to an injunction to restrain any such violation, and (2) to compel specific performance of the terms and conditions of this Agreement, which injunction or compulsion shall be terminated at such time as a final and binding determination is made by the arbitrator(s), to the extent that such determination is in conflict with such injunction or compulsion. The court granting such relief shall retain jurisdiction to enforce such injunction, compulsion and arbitration determination to the extent that there is no conflict. Any party shall be entitled to receive his costs and expenses incurred in bringing or defending any claim arising under this Agreement in which he prevails, including reasonable attorneys' fees.

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B.   Notice. Any notice required or permitted to be given under this Agreement shall be in writing and shall be effective upon delivery by personal delivery, facsimile telecopy, or registered mail to the following addresses:

Fund/Manager:	Builders Fixed Income Fund, Inc
Capital Mortgage Management, Inc.
218 Henry Ave
Manchester, MO 63011
Attn: John W. Stewart, President
Facsimile: (636) 207-1740
e-mail: proloan1@aol.com

Subadviser:	Principal Global Investors, LLC
801 Grand Avenue
Des Moines, Iowa 50392
Attn: Marty Schafer
Facsimile: (515) 248-8139
e-mail: schafer.marty@principal.com

Lender:

or at such other address as is set forth in a notice to all of the parties.

C.   Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

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D.   Successors and Assigns. This Agreement shall be binding on and inure to the benefit of each party's successors and assigns. In the event of a liquidity constraint that causes the Fund to exercise its rights under a separate liquidity agreement entered into between the Fund and a financial institution whereby the financial institution agrees to acquire the Fund’s commitments to assume or purchase closed or unclosed ProLoans, the Fund may assign its commitments under this Agreement to assume or purchase such ProLoans and the related servicing rights to that financial institution under this Agreement without notice to the Lender; provided that, however, neither party to this Agreement, or any party bound by its terms, may assign any other of his or her rights or delegate any of his or her duties under the Agreement.

E.   Entire Agreement and Revocation of Prior Agreements. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes any and all prior understandings with respect thereto.

F.   Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Missouri, without giving effect to its conflict of laws rules.

G.   Headings. The headings in this Agreement are for reference purposes only and shall not in any way affect the meaning or construction of this Agreement.

H.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

THIS CONTRACT CONTAINS A BINDING ARBITRATION PROVISION
THAT MAY BE ENFORCED BY THE PARTIES.

LENDER	BUILDERS FIXED INCOME FUND, INC.

By: ___________________________________	By: ________________________________
Name: _________________________________	John W. Stewart
Title: __________________________________	President
Date:___________________________________

1183695
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CURRENT TERMS OF THE PROLOAN PROGRAM
For the________________ _____________ Metropolitan Area
Effective as of ______________ ____, 2003

1.   ProLoan Rate Schedule. The Subadviser will transmit the Rate Schedule to Lender via facsimile or e-mail on Tuesday of each week by no later than 4:00 p.m. central standard time (“CST”). The Rate Schedule will become effective immediately upon receipt by the Lender and will remain in effect until the following Tuesday at 5:00 p.m. CST, unless the Lender receives a revised Rate Schedule from the Subadviser at an earlier time or date.

2.   ProLoan Reports.

(a)   Notice of Initial ProLoan Application. In order to receive the interest rate effective on any business day, Lender shall transmit to the Manager via facsimile or e-mail by no later than12 noon CST, the following information: (1) copy of ProLoan application(s) accepted by Lender; (2) Residential Contractor Form; and (3) copy of borrower’s check for ProLoan Commitment Fee. ProLoan applications received after this cut-off time will receive the ProLoan interest rate in effect on the next business day.
(b)   Daily Reports. Each business day by no later than 12 noon CST, Lender also shall transmit to the Manager any new or changed information from the previous 24 hours, including: (1) any changes in the interest rate or principal amount of any ProLoan; (2) any extension of interest rate protection or any float-down allowed with respect to a ProLoan; (3) notice of any ProLoan that has closed; and (4) the trade and settlement dates of any ProLoans sold prior to securitization or pooled for securitization.
(c)   Monthly Reports. By no later than the tenth day of each month, the Lender shall transmit to the Manager via facsimile or e-mail a monthly status report on all ProLoans that have not closed, including at least the following information: (1) the name of each borrower who has submitted a ProLoan application that month and principal amount of each ProLoan; (2) the amount of ProLoan Commitment Fees paid by each borrower; (3) interest rates and points for each ProLoan; and (4) expected closing date of each ProLoan.

3.   ProLoan Application Processing Fee. Lender may charge borrower a ProLoan application processing fee of up to $365 per application, payable by the borrower at the time an application is submitted. The Lender shall refund to borrower any portion of the fee not spent in reviewing the application and may charge the borrower for overage.

4.   ProLoan Commitment Fee. Lender shall charge the borrower a ProLoan Commitment Fee of one-half of 1% of the principal amount of the ProLoan, payable by the borrower on the date the borrower locks in the ProLoan interest rate. The Lender shall remit the ProLoan Commitment Fee to the Fund’s Custodian as set forth below. The ProLoan Commitment Fees shall be credited to the borrower’s account at closing of the ProLoan and the Lender shall adjust the value of the Mortgage-Backed Securities secured by such ProLoan accordingly. If a ProLoan does not close, however, the Fund shall retain the ProLoan Commitment Fee.
5.   Remittance of Commitment Fees. The Lender shall remit to the Fund's custodial bank via check or wire transfer on Wednesday of each week prior to 4:00 p.m. CST, all ProLoan Commitment Fees received by the Lender for the previous week. The Lender shall notify the Manager via facsimile or e-mail of the date and amount of such remittance.

6.   Extensions of Interest Rate Protection. The Subadviser, at its discretion, may grant a borrower one or more thirty (30) day extensions of interest rate protection with respect to a ProLoan. The Lender shall charge the borrower a fee of 0.25% of the principal amount of the ProLoan for each extension, payable by the borrower at closing. The Lender must obtain approval from the Subadviser prior to granting an extension of interest rate protection. Lender shall notify the Manager by facsimile or e-mail by at least 12 noon CST on the next business day after an extension has been granted. The Lender shall remit such fee to the Fund at the time the Fund purchases a Mortgage-Backed Security secured by such ProLoan or when the Lender sells or delivers the ProLoan to a third party.

7.   ProLoan Processing Fee. A $250 processing fee may be charged payable by the borrower to the Lender at the time the borrower’s ProLoan is closed.

8.   Float-Down Fee. If the ProLoan interest rate specified in the Rate Schedule no more than 30 days and no less than 5 days prior to closing of a ProLoan (“Float-Down Window”) is more favorable to the borrower than the interest rate set on the Rate Determination Date, the Subadviser, in its sole discretion, may allow a borrower to “float-down” to the lower interest rate. Lender shall charge borrower a Float-Down Fee of 0.50% of the principal amount of the ProLoan, payable at the time of the float-down. This option is available to a borrower only once. The Lender must obtain approval from the Subadviser prior to granting a float-down. Lender shall notify the Manager via facsimile or e-mail by at least 12 noon CST on the next business day after a Float-Down Fee has been paid.

9.   Bid Price. The Bid Price for a ProLoan is one hundred one percent (101.0%) of the face value of such ProLoan, adjusted downward for any discount points collected with respect to such ProLoan. By way of example only, in the event that two (2) discount points are collected on a ProLoan, the Bid Price would be calculated as follows: 101.0% - 2 = 99%.

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10.   Delivery Price. For each issue of Mortgage-Backed Securities delivered to the Fund, the Delivery Price is the weighted average Bid Price of the underlying ProLoans multiplied by the principal face amount of such ProLoans. The Delivery Price shall be paid within 60 days after the underlying ProLoans have closed on the date that the Mortgage-Backed Securities are delivered to the Fund (the “Delivery Date”).

11.   Servicing Release Fee. The Lender shall acquire servicing rights with respect to a ProLoan as of the date that the ProLoan closes. The Lender shall pay to the Fund a fee of one-half of one percent of the principal amount of the ProLoan as a Servicing Release Fee, payable on the date that a ProLoan application is accepted.

12.   Fund's Delivery Options. In its sole discretion, the Subadviser shall direct Lender to take one of the following actions with respect to a ProLoan within 60 days after the closing date of the ProLoan:

(a)   Delivery to Fund. The Lender may deliver Mortgage-Backed Securities secured by ProLoans to the Fund;
(b)   Cash Sale. At the direction of the Subadviser, the Lender will sell the ProLoan in the marketplace and deliver to the Fund cash in an amount equal to the positive difference, if any, between the sales price and the Bid Price; provided, however, that if the sales price is less than the Bid Price, the Fund shall pay the difference to the Lender.
(c)   Delivery to Third Party Buyer. The Fund may sell Mortgage-Backed Securities that it has committed to purchase to a third party buyer. The Fund may assign to the Lender its obligation to deliver Mortgage-Backed Securities to the buyer. At the Subadviser’s request, Lender will execute a Trade Assignment Agreement with the buyer and agree to deliver such Mortgage-Backed Securities directly to the buyer on the Fund’s behalf.
(d)   Consolidation. The Subadviser may direct Lender to deliver a ProLoan to a third-party lender designated by the Subadviser who will consolidate the ProLoan with an existing pool of similar ProLoans.

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